UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Eagle Materials Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

26969P108
(CUSIP Number)

Steve Ryan
Ash Grove Cement Company
11011 Cody
Overland Park, Kansas 66210
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26969P108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ash Grove Cement Company 44-0539214
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,462,986
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,462,986
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,462,986
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON (See Instructions) CO
*
The percentage reported in row (13) is calculated based upon 49,359,104 shares of Common Stock of Eagle Materials Inc. issued and outstanding on February 4, 2013 (as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012).

CUSIP No. 26969P108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Robert Sunderland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [__] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,462,986*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,462,986*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,462,986*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
*
The 2,462,986 shares reported are owned directly by Ash Grove Cement Company ("Ash Grove").  Ash Grove is a private company controlled by various family trusts and partnerships for the benefit of Paul Sunderland and his descendants (collectively, the "Sunderland Family Trusts").  Robert Sunderland is a beneficiary of certain Sunderland Family Trusts and a trustee of certain Sunderland Family Trusts.  By reason of these relationships, Robert Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by Ash Grove.  Robert Sunderland disclaims beneficial ownership of the reported securities held by Ash Grove.  The percentage reported in row (13) is calculated based upon 49,359,104 shares of Common Stock of Eagle Materials Inc. issued and outstanding on February 4, 2013 (as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012).

CUSIP No. 26969P108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) James P. Sunderland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [__] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,462,986*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,462,986*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,462,986*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
*
The 2,462,986 shares reported are owned directly by Ash Grove Cement Company ("Ash Grove").  Ash Grove is a private company controlled by various family trusts and partnerships for the benefit of Paul Sunderland and his descendants (collectively, the "Sunderland Family Trusts").  James P. Sunderland is a beneficiary of certain Sunderland Family Trusts and a trustee of certain Sunderland Family Trusts.  By reason of these relationships, James P. Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by Ash Grove.  James P. Sunderland disclaims beneficial ownership of the reported securities held by Ash Grove.  The percentage reported in row (13) is calculated based upon 49,359,104 shares of Common Stock of Eagle Materials Inc. issued and outstanding on February 4, 2013 (as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012).

CUSIP No. 26969P108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Charles T. Sunderland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [__] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,462,986*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,462,986*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,462,986*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
*
The 2,462,986 shares reported are owned directly by Ash Grove Cement Company ("Ash Grove").  Ash Grove is a private company controlled by various family trusts and partnerships for the benefit of Paul Sunderland and his descendants (collectively, the "Sunderland Family Trusts").  Charles T. Sunderland is a beneficiary of certain Sunderland Family Trusts and a trustee of certain Sunderland Family Trusts.  By reason of these relationships, Charles T. Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by Ash Grove.  Charles T. Sunderland disclaims beneficial ownership of the reported securities held by Ash Grove.  The percentage reported in row (13) is calculated based upon 49,359,104 shares of Common Stock of Eagle Materials Inc. issued and outstanding on February 4, 2013 (as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012).

CUSIP No. 26969P108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kenton W. Sunderland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [__] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,462,986*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,462,986*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,462,986*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
*
The 2,462,986 shares reported are owned directly by Ash Grove Cement Company ("Ash Grove").  Ash Grove is a private company controlled by various family trusts and partnerships for the benefit of Paul Sunderland and his descendants (collectively, the "Sunderland Family Trusts").  Kenton W. Sunderland is a beneficiary of certain Sunderland Family Trusts and a trustee of certain Sunderland Family Trusts.  By reason of these relationships, Kenton W. Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by Ash Grove.  Kenton W. Sunderland disclaims beneficial ownership of the reported securities held by Ash Grove.  The percentage reported in row (13) is calculated based upon 49,359,104 shares of Common Stock of Eagle Materials Inc. issued and outstanding on February 4, 2013 (as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012).

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this "Amendment") amends and restates the Schedule 13D filed on August 19, 2008 (the "Original 13D") and relates to the common stock, $0.01 par value ("Common Stock"), of Eagle Materials Inc., a Delaware corporation ("Eagle").  The principal executive offices of Eagle are located at 3811 Turtle Creek Blvd. Suite 1100, Dallas, Texas 75219.

Item 2. Identity and Background

This Amendment is being filed jointly on behalf of the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

•	Ash Grove Cement Company, a Delaware corporation ("Ash Grove")

•	Robert Sunderland, a citizen of the United States

•	James P. Sunderland, a citizen of the United States

•	Charles T. Sunderland, a citizen of the United States

•	Kenton W. Sunderland, a citizen of the United States

Ash Grove is a private company controlled by various family trusts and partnerships for the benefit of Paul Sunderland and his descendants (collectively, the "Sunderland Family Trusts").  Each of Robert Sunderland, James P. Sunderland, Charles T. Sunderland and Kenton W. Sunderland is a beneficiary of certain Sunderland Family Trusts and a trustee of certain Sunderland Family Trusts.  By reason of these relationships, each of Robert Sunderland, James P. Sunderland, Charles T. Sunderland and Kenton W. Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Common Stock beneficially owned by Ash Grove.  Each of Robert Sunderland, James P. Sunderland, Charles T. Sunderland and Kenton W. Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

The principal business of Ash Grove is the manufacturing of cement.  The address of the principal office and principal business of Ash Grove is 11011 Cody, Overland Park, Kansas 66210.  Set forth on Schedule I to this Amendment is the name, citizenship, present principal occupation or employment and business address of each director and executive officer of Ash Grove.

Robert Sunderland is currently retired and his business address is c/o Ash Grove Cement Company, 11011 Cody, Overland Park, Kansas 66210.

James P. Sunderland is Honorary Chairman of the Board of Directors of Ash Grove and his business address is c/o Ash Grove Cement Company, 11011 Cody, Overland Park, Kansas 66210.

Charles T. Sunderland is Chairman of the Board of Directors and Chief Executive Officer of Ash Grove and his business address is c/o Ash Grove Cement Company, 11011 Cody, Overland Park, Kansas 66210.

Kenton W. Sunderland is Vice Chairman of the Board of Directors and President and Secretary of Ash Grove and his business address is c/o Ash Grove Cement Company, 11011 Cody, Overland Park, Kansas 66210.

None of the Reporting Persons nor any director or executive officer of Ash Grove listed on Schedule I to this Amendment, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 393,688 shares of Common Stock purchased by Ash Grove subsequent to its acquisition of the 2,194,298 shares of Common Stock reported in the Original 13D was $9,428,135.62 (including commissions).  The source of funds for the acquisition of shares of Common Stock by Ash Grove was a combination of cash on hand and working capital.  No purchases of Common Stock (or any other Eagle securities) were made by Ash Grove or any of the other Reporting Persons during the past sixty days.

Item 4. Purpose of Transaction

Each purchase of Common Stock by Ash Grove was made for investment purposes and was based on its belief that the Common Stock represented an attractive investment opportunity at the market prices existing at the time of each such purchase.

None of the Reporting Persons has any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although each Reporting Person reserves the right to develop such plans or proposals.

Depending upon overall market conditions and other factors that Ash Grove may deem material to its investment decisions, Ash Grove intends to sell all or a portion of its shares of Common Stock in the open market, in private transactions, or otherwise, on such terms and at such times as Ash Grove may deem advisable.  In addition, to the extent that Ash Grove does not sell all of its shares of Common Stock, Ash Grove intends to cause its remaining shares of Common Stock to be transferred to one or more direct or indirect subsidiaries of Ash Grove.

Depending upon overall market conditions, the availability of other investment opportunities, and the availability of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable, it is possible that one or more of the Reporting Persons may acquire or increase a position in Eagle through, among other things, the purchase of Common Stock in the open market, in private transactions, or otherwise, on such terms and at such times as the applicable Reporting Person  may deem advisable.  However, as of the date of this Amendment Ash Grove does not intend to increase its position in Eagle and none of the other Reporting Persons intends to acquire a position in Eagle.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported as being owned by Ash Grove herein is based upon 49,359,104 shares of Common Stock reported to be outstanding as of February 4, 2013, as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012 filed by Eagle on February 8, 2013.

Ash Grove currently holds 2,462,986 shares of Common Stock, representing 4.99% of Eagle’s outstanding shares of Common Stock.  By reason of the relationships described in Item 2 of this Amendment, each of Robert Sunderland, James P. Sunderland, Charles T. Sunderland and Kenton W. Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Common Stock beneficially owned by Ash Grove.  Each of Robert Sunderland, James P. Sunderland, Charles T. Sunderland and Kenton W. Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

Ash Grove

(a)           Ash Grove currently beneficially holds 2,462,986 shares of Common Stock, representing 4.99% of Eagle’s outstanding shares of Common Stock.

(b)           Number of shares of Common Stock over which Ash Grove has

(i)           sole power to vote or direct the vote:  2,462,986

(ii)           shared power to vote or direct the vote:  0

(iii)           sole power to dispose or direct the disposition of:  2,462,986

(iv)           shared power to dispose or direct the disposition of:  0

(c)           Please refer to Schedule II for a list of the only transactions effected by Ash Grove with respect to the Common Stock (and any other Eagle securities) during the past sixty days.  Each transaction listed on Schedule II was an open market sale by Ash Grove.

(d)           Not applicable.

(e)           Ash Grove ceased to be the beneficial owner of more than five percent of Eagle’s outstanding shares of Common Stock on February 15, 2013.

Robert Sunderland

(a)           Robert Sunderland currently may be deemed to beneficially hold 2,462,986 shares of Common Stock, representing 4.99% of Eagle’s outstanding shares of Common Stock.  Robert Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

(b)           Number of shares of Common Stock over which Robert Sunderland has

(i)           sole power to vote or direct the vote:  0

(ii)           shared power to vote or direct the vote:  2,462,986

(iii)           sole power to dispose or direct the disposition of:  0

(iv)           shared power to dispose or direct the disposition of:  2,462,986

(c)           Robert Sunderland has not effected any transactions involving the Common Stock (or any other Eagle securities) during the past sixty days.

(d)           Not applicable.

(e)           Robert Sunderland ceased to be deemed the beneficial owner of more than five percent of Eagle’s outstanding shares of Common Stock on February 15, 2013.

James P Sunderland

(a)           James P Sunderland currently may be deemed to beneficially hold 2,462,986 shares of Common Stock, representing 4.99% of Eagle’s outstanding shares of Common Stock.  James P Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

(b)           Number of shares of Common Stock over which James P Sunderland has

(i)           sole power to vote or direct the vote:  0

(ii)           shared power to vote or direct the vote:  2,462,986

(iii)           sole power to dispose or direct the disposition of:  0

(iv)           shared power to dispose or direct the disposition of:  2,462,986

(c)           James P Sunderland has not effected any transactions involving the Common Stock (or any other Eagle securities) during the past sixty days.

(d)           Not applicable.

(e)           James P Sunderland ceased to be deemed the beneficial owner of more than five percent of Eagle’s outstanding shares of Common Stock on February 15, 2013.

Charles T. Sunderland

(a)           Charles T. Sunderland currently may be deemed to beneficially hold 2,462,986 shares of Common Stock, representing 4.99% of Eagle’s outstanding shares of Common Stock.  Charles T. Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

(b)           Number of shares of Common Stock over which Charles T. Sunderland has

(i)           sole power to vote or direct the vote:  0

(ii)           shared power to vote or direct the vote:  2,462,986

(iii)           sole power to dispose or direct the disposition of:  0

(iv)           shared power to dispose or direct the disposition of:  2,462,986

(c)           Charles T. Sunderland has not effected any transactions involving the Common Stock (or any other Eagle securities) during the past sixty days.

(d)           Not applicable.

(e)           Charles T. Sunderland ceased to be deemed the beneficial owner of more than five percent of Eagle’s outstanding shares of Common Stock on February 15, 2013.

Kenton W. Sunderland

(a)           Kenton W. Sunderland currently may be deemed to beneficially hold 2,462,986 shares of Common Stock, representing 4.99% of Eagle’s outstanding shares of Common Stock.  Kenton W. Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

(b)           Number of shares of Common Stock over which Kenton W. Sunderland has

(i)           sole power to vote or direct the vote:  0

(ii)           shared power to vote or direct the vote:  2,462,986

(iii)           sole power to dispose or direct the disposition of:  0

(iv)           shared power to dispose or direct the disposition of:  2,462,986

(c)           Kenton W. Sunderland has not effected any transactions involving the Common Stock (or any other Eagle securities) during the past sixty days.

(d)           Not applicable.

(e)           Kenton W. Sunderland ceased to be deemed the beneficial owner of more than five percent of Eagle’s outstanding shares of Common Stock on February 15, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Amendment and between such persons and any person with respect to any securities of Eagle

Item 7. Material to Be Filed as Exhibits

Exhibit (a)	Joint filing agreement dated August 19, 2008 (incorporated herein by reference to Exhibit (a) to the Original 13D).

[The remainder of this page has been intentionally left blank]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2013		ASH GROVE CEMENT COMPANY

	By:	/s/ Stephen M. Ryan
Name: Stephen M. Ryan
Title: Vice President

February 28, 2013		/s/ Robert Sunderland
ROBERT SUNDERLAND

February 28, 2013		/s/ James P. Sunderland
JAMES P. SUNDERLAND

February 28, 2013		/s/ Charles T. Sunderland
CHARLES T. SUNDERLAND

February 28, 2013		/s/ Kenton W. Sunderland
KENTON W. SUNDERLAND

Schedule I

DIRECTORS AND OFFICERS OF ASH GROVE CEMENT COMPANY

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Ash Grove is set forth below.

Name and Business Address	Business Information	Citizenship
Charles T. Sunderland 11011 Cody Overland Park, KS 66210	Director and Chairman of the Board	U.S.A.
Kenton W. Sunderland 11011 Cody Overland Park, KS 66210	Director, Vice Chairman of the Board, President and Secretary	U.S.A.
George M. Wells 5 Centerpointe Drive, Suite 350 Oswego, OR 97035	Director and Vice Chairman — Strategic Relationships	U.S.A.
John W. Webster 11011 Cody Overland Park, KS 66210	Director	U.S.A.
Charles W. Larson 11011 Cody Overland Park, KS 66210	Director	U.S.A.
J. Randall Vance 11011 Cody Overland Park, KS 66210	Director and Senior Vice President — Administration	U.S.A.
F. Lynn Markel 11011 Cody Overland Park, KS 66210	Director	U.S.A.
Eileen Flink 11011 Cody Overland Park, KS 66210	Director	U.S.A.
Michael J. Hrizuk 11011 Cody Overland Park, KS 66210	Director and Senior Vice President — Manufacturing	U.S.A.
Patrick J. Gorup 4315 Cuming Street Omaha, NE 68131	Director and Vice President — Ash Grove Materials	U.S.A.
Ronald J. Vidergar 11011 Cody Overland Park, KS 66210	Vice President — Manufacturing Services	U.S.A.

Name and Business Address	Business Information	Citizenship
Edwin S. Pierce 11011 Cody Overland Park, KS 66210	Vice President — Manufacturing, Midwestern Division	U.S.A.
Daniel J. Peters 11011 Cody Overland Park, KS 66210	Vice President — Manufacturing, Western Division	U.S.A.
Ernest J. Peterson 11011 Cody Overland Park, KS 66210	Vice President — Sales, Midwestern Division	U.S.A.
James M. Gatens 363 N. Sam Houston Parkway E. Suite 1100 Houston, TX 77060	Vice President — Sales, Texas Division	U.S.A.
Michael B. Wood 5 Centerpointe Drive, Suite 350 Oswego, OR 97035	Vice President — Sales, Western Division	U.S.A.
David W. Ezell 11011 Cody Overland Park, KS 66210	Vice President — Human Resources	U.S.A.
Stephen M. Ryan 11011 Cody Overland Park, KS 66210	Vice President and General Counsel	U.S.A.
Curtis D. Lesslie 11011 Cody Overland Park, KS 66210	Vice President — Environmental Affairs	U.S.A.

Schedule II

TRANSACTIONS WITHIN THE PAST SIXTY DAYS

Set forth below is a list of the only transactions effected by Ash Grove with respect to the Common Stock of Eagle (or any other Eagle securities) during the past sixty days, each of which was an open market sale of Common Stock by Ash Grove.  No transactions with respect to the Common Stock of Eagle (or any other Eagle securities) were effected by any of Robert Sunderland, James P. Sunderland, Charles T. Sunderland and Kenton W. Sunderland during the past sixty days.

Date	Shares Sold	Average Price Per Share ($)	Sale Proceeds ($)	Commissions ($)	Total ($)
February 12, 2013	34,020	65.3877	2,224,489.55	1,410.63	2,223,078.92
February 13, 2013	16,626	66.2559	1,101,570.59	689.72	1,100,880.87
February 14, 2013	49,354	66.8102	3,297,350.61	2,048.02	3,295,302.59
February 15, 2013	25,000	69.0134	1,725,335.00	1,038.65	1,724,296.35